UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              TAM RESTAURANTS, INC.
                              ---------------------
                                (Name of Issuer)

                    COMMON STOCK (PAR VALUE $.0001 PER SHARE)
                    -----------------------------------------
                         (Title of Class of Securities)

                                    874835101
                                 --------------
                                 (CUSIP Number)

                              John B. Watkins, Esq.
                           Wilmer, Cutler & Pickering
                                100 Light Street
                            Baltimore, Maryland 21202
                         ------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 7, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------- ----------------------------

      CUSIP NO.          874835101                             PAGE 2 OF 6 PAGES
          ----------------------------
---------- ---------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Luke Johnson
---------- ---------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [   ]

                                                                       (b) [ X ]
---------- ---------------------------------------------------------------------

3          SEC USE ONLY
---------- ---------------------------------------------------------------------

4          SOURCE OF FUNDS*
           PF
---------- ---------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e) [   ]
---------- ---------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United Kingdom
--------------------------------------------------------------------------------

     NUMBER OF     7        SOLE VOTING POWER
       SHARES               366,960
    BENEFICIALLY   -------- ----------------------------------------------------
      OWNED BY
        EACH       8        SHARED VOTING POWER
     REPORTING              0
       PERSON
        WITH       -------- ----------------------------------------------------

                   9        SOLE DISPOSITIVE POWER
                            366,960
                   -------- ----------------------------------------------------

                   10       SHARED DISPOSITIVE POWER
                            0
                   -------- ----------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           366,960
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [x]
---------- ---------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.14%
---------- ---------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*
           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------- ----------------------------

CUSIP NO.        981424105                                     PAGE 3 OF 6 PAGES
--------------------------
--------------------------------------------------- ----------------------------

---------- ---------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Cassell Holdings Limited
---------- ---------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]
                                                                       (b) [ X ]
---------- ---------------------------------------------------------------------

3          SEC USE ONLY
---------- ---------------------------------------------------------------------

4          SOURCE OF FUNDS*
           WC
---------- ---------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)        [  ]
---------- ---------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           British Virgin Islands
--------------------------- -------- -------------------------------------------

                   7        SOLE VOTING POWER
    NUMBER OF               550,540
      SHARES       -------- ----------------------------------------------------
   BENEFICIALLY
     OWNED BY      8        SHARED VOTING POWER
       EACH                 0
    REPORTING      -------- ----------------------------------------------------
      PERSON
       WITH        9        SOLE DISPOSITIVE POWER
                             550,540
                   -------- ----------------------------------------------------

                   10       SHARED DISPOSITIVE POWER
                            0
                   -------- ----------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           550,540
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*  [x]
---------- ---------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.22%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement relates is common stock, par value $.0001 per share of Tam Restaurants, Inc., a Delaware corporation, whose principal place of business is 1163 Forest Avenue, Staten Island, N.Y. 10310.

Item 2.  Identity and Background

         This statement is filed on behalf of:

         (1) (a) Luke Johnson (b) 52 Brook's Mews, London W1Y 1LE, United Kingdom, (c) restaurateur, Intrinsic Value, 52 Brook's Mews, London W1Y 1LE, United Kingdom (d) n/a, (e) n/a, (f) United Kingdom; and

         (2) (a) Cassell Holdings Limited, a private limited company incorporated in the British Virgin Islands, (b) PO Box 182, Channel House, Forest Lane, St. Peter Port, Guernsey, Channel Islands (c) n/a, (d) n/a, (e) n/a, (f) British Virgin Islands. With respect to the directors of Cassell Holdings Limited: (1) (a) William Stephen Cairns, (b) Key West, Doyle Road, St. Peter Port, Guernsey, Channel Islands, (c) executive, Cassell Holdings Limited, PO Box 182, Channel House, Forest Lane, St. Peter Port, Guernsey, Channel Islands (d) n/a, (e) n/a, (f) British Isles; (2) (a) Kim Joyce Martin, (b) Le Catillon, Rue du Catillon, St. Peters, Guernsey, Channel Islands, (c) chartered secretary, Cassell Holdings Limited, PO Box 182, Channel House, Forest Lane, St. Peter Port, Guernsey, Channel Islands (d) n/a, (e) n/a, (f) British Isles. With respect to the officers of Cassell Holdings Limited: (1)(a) Linda Dowding, (b) Brookland, Route de Cobo, Castel, Guernsey, Channel Islands, (c) administrator, Cassell Holdings Limited, PO Box 182, Channel House, Forest Lane, St. Peter Port, Guernsey, Channel Islands (d) n/a, (e) n/a, (f) British Isles; (2) (a) Ann Elizabeth Ward, (b) Capri, La Vassalerie, St. Andrews, Guernsey, Channel Islands, (c) administrator, Cassell Holdings Limited, PO Box 182, Channel House, Forest Lane, St. Peter Port, Guernsey, Channel Islands (d) n/a, (e) n/a, (f) British Isles.

         As a result of the execution and delivery of the three Common Stock Purchase Agreements identified in Item 5 below, the Reporting Persons may be deemed to have formed a "group" with each other and Mr. Ergun Kaya of 16 Alvanley Gardens, London NW6 1JD, United Kingdom. Each of the Reporting Persons expressly declares that the filing of this Schedule 13D shall not be construed as an admission by either of them that it has formed any such group.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Johnson used personal funds of $733,920 to acquire 366,960 shares of common stock of the Issuer. Cassell Holdings Limited used funds from working capital in the amount of $1,101,080 to acquire 550,540 shares of common stock of the Issuer.

Item 4.  Purpose of Transaction.

         Each of the Reporting Persons acquired the securities for investment purposes. Neither of the Reporting Persons has any plan or proposal to acquire additional securities of the Issuer. Mr. Johnson was appointed to the Issuer's Board of Directors. As a director of the Issuer, Mr. Johnson intends to participate in the management of the Issuer's business.

Item 5.  Interest in Securities of the Issuer.

         Mr. Johnson beneficially owns 366,960 shares of common stock of the Issuer. Mr. Johnson specifically disclaims beneficial ownership of any other securities of the Issuer. Mr. Johnson has the sole power to vote or direct the vote of 366,960 shares of common stock of the Issuer. Mr. Johnson does not have shared power to vote any securities of the Issuer.

         Cassell Holdings Limited beneficially owns 550,540 shares of common stock of the Issuer. Cassell Holdings Limited specifically disclaims beneficial ownership of any other securities of the Issuer. Cassell Holdings Limited has the sole power to vote or direct the vote of 550,540 shares of common stock of the Issuer. Cassell Holdings Limited does not have shared power to vote any securities of the Issuer.

         In separate agreements entitled Common Stock Purchase Agreement, each dated February 1, 2000, Mr. Johnson, Cassell Holdings Limited and Ergun Kaya each separately agreed to purchase shares of common stock of the Issuer. On February 7, 2000, Mr. Johnson acquired 366,960 shares of common stock of the Issuer at a price of $2.00 per share, which transaction was effected by the wire transfer of $733,920 to the escrow account of the Issuer's attorneys in New

York, New York. On February 7, 2000, Cassell Holdings Limited acquired 550,540 shares of common stock of the Issuer at a price of $2.00 per share, which transaction was effected by the wire transfer of $1,101,080 to the escrow account of the Issuer's attorneys in New York, New York. On February 9, 2000, Mr. Kaya acquired 82,500 shares of common stock of the Issuer at a price of $2.00 per share which transaction was effected by the wire transfer of $165,000 to the escrow account of the Issuer's attorneys in New York, New York.

         Mr. Kaya beneficially owns 82,500 shares of common stock of the Issuer. Mr. Kaya has the sole power to vote or to direct to the vote of 82,500 shares of common stock of the Issuer. Mr. Kaya does not have shared power to vote any securities of the Issuer.

         Pursuant to the Common Stock Purchase Agreement between Mr. Johnson and the Issuer, the Issuer agreed that it would recommend to the Issuer's shareholders at the next annual shareholders meeting that Mr. Johnson be appointed to serve as a director of the Issuer and that the Issuer would use its best efforts to cause Mr. Johnson to be elected as a director of the Issuer at the next annual meeting of the Issuer's shareholders and at each annual shareholders meeting held thereafter for so long as Mr. Johnson, Cassell Holdings Limited and Mr. Kaya collectively continue to own at least fifty percent of the shares originally issued to them pursuant to the three Common Stock Purchase Agreements dated February 1, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          n/a

Item 7.   Material to be Filed as Exhibits.

          n/a

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                                                 By:/s/ LUKE JOHNSON
                                                    ----------------
Date:  February 24, 2000                            Luke Johnson




                                                 CASSELL HOLDINGS LIMITED



Date:  February 24, 2000                         By:  /S/ WILLIAM STEPHEN CAIRNS
                                                      --------------------------
                                                 Name: William Stephen Cairns
                                                       ----------------------
                                                 Title: DIRECTOR
                                                        --------